SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                                 2nd March, 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 2nd March, 2006 re: Director/PDMR Shareholding




The London Stock Exchange
RNS
10 Paternoster Square
London EC4M 7LS
                                                             2nd March, 2006




Dear Sirs,


Lloyds TSB Group plc ordinary shares of 25p each

Notification of interests of directors


Hill Samuel Offshore Trust Company Limited, as trustee of the Lloyds TSB Group employee share ownership trust, today transferred 9,345 ordinary shares of 25p each in the capital of Lloyds TSB Group plc at 321p per share to an individual who had exercised share options granted under one of the group's employee share schemes.


The following directors, together with some 77,000 other employees, are potential beneficiaries of the trust and are therefore to be treated as interested in the remaining 1,215,501 shares held by the trust.


Mr. J.E. Daniels

Ms. T.A. Dial

Mr. M.E. Fairey

Mr. A.G. Kane

Mr. G.T. Tate

Mr. M.A. van den Bergh

Mrs. H.A. Weir






This notification is made to comply with paragraph 3.1.4(R)(1)(b) of the disclosure rules.

Yours faithfully,







A.J. Michie

Secretary



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:     2nd March, 2006